As filed with the Securities and Exchange Commission on February 4, 1999
                                         Registration No. 333-68133


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                    FORM S-3
        REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             NEOPHARM, INC.
         (Exact name of registrant as specified in its charter)
        Delaware                    8731                51-0327886
     (State or other          (Primary Standard      (I.R.S. Employer
     jurisdiction of             Industrial           Identification
    incorporation or         Classification Code          Number)
      organization)                Number)

                               100 Corporate North
                                    Suite 215
                           Bannockburn, Illinois 60015
                                 (847) 295-8678
   (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)


                                 JAMES M. HUSSEY
                      President and Chief Executive Officer
                                 NEOPHARM, INC.
                               100 Corporate North
                                    Suite 215
                           Bannockburn, Illinois 60015
                                 (847) 295-8678
  (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:

                            LAWRENCE B. FISHER, ESQ.
                       ORRICK, HERRINGTON & SUTCLIFFE LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 506-5000

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If any of these securities being registered on this Form are being offered pursuant to a dividend or reinvestment plans, please check the following box.
|_|

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

                  SUBJECT TO COMPLETION, DATED FEBRUARY 4, 1999

                                 NEOPHARM, INC.


      This prospectus covers the offer and sale by certain selling securityholders named herein of up to 2,079,134 shares of our common stock, upon exercise of 1,039,567 warrants to purchase shares of our common stock, which consist of:

      (1) 1,674,134 shares of common stock that are issuable upon exercise of 837,067 redeemable common stock purchase warrants which are currently traded on the American Stock Exchange;

      (2) 270,000 shares of common stock that are issuable upon exercise of warrants issued to the representative of the several underwriters of our initial public offering.

      (3) 135,000 shares of common stock that are issuable upon exercise of the warrants underlying the representative's warrants.

      Our common stock is traded on the AMEX under the symbol "NEO." The closing sale price of the common stock as reported by AMEX on February 1, 1999 was $17.00 per share.

      Our redeemable warrants are traded on the AMEX under the Symbol "Neo_T". The closing sale price of the redeemable warrants as reported by AMEX on February 1, 1999 was $24.00.





      All of the shares offered hereby will be offered and sold by selling securityholders. We will not receive any proceeds from the sale of the shares of common stock but we may receive proceeds upon exercise of the redeemable warrants, and the warrants issued to the representative of the several underwriters of our initial public offering.

The shares involve certain risks. See "Risk Factors" on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.




              The date of this prospectus is _________, 1999.

                                 NEOPHARM, INC.


      We are a pharmaceutical company that researches and develops drugs used in the fields of oncology therapeutics and diagnostics. We have developed expertise in identifying, developing, preparing and the regulatory approval of cancer drugs for both therapeutic and diagnostic purposes, although we don't currently have any products that are approved for sale. Our goal is to be a leading worldwide oncology drug company, and over the past eight years, we have established a portfolio of compounds in various stages of clinical and pre-clinical development.

      Currently we are developing five compounds which all target various forms of cancer. Although cancer is the second largest cause of death in the U.S. and there are a large number of new cases of cancer each year, for some types of cancer, there are no acceptable treatments, while for others, the currently available treatments are limited due to severe side effects. Our products under development offer either improvements to currently available technology or new technology that improves the efficacy and reduces the side effects. Before new drugs can be approved by the U.S. Food and Drug Administration (the "FDA"), they must go through several test phases, from pre-clinical trials to Phase I to Phase II and Phase III trials. The products which we currently have under development are detailed in the following table:





  Compounds        Use or Advantage               Development Status               Cancer Indication       U.S. Patent
                                                                                                            Position
-------------------------------------------------------------------------------------------------------------------------


LED              We believe LED allows            Phase I completed, initiated     Breast, Prostate,         2 Patents
                 cancer patients to tolerate      Phase II in June 1998            Hematological
                 higher dosages of
                 chemotherapy providing
                 greater therapeutic value in
                 a number of types of cancer
                 tumors.
-------------------------------------------------------------------------------------------------------------------------

LEP              We believe LEP allows            Phase I in September 1998        Ovarian, Breast, Lung     1 Patent
                 cancer patients to tolerate
                 higher dosages of
                 chemotherapy providing
                 greater therapeutic value in
                 a number of types of cancer
                 tumors.
-------------------------------------------------------------------------------------------------------------------------

LE-AON           LE-AON is an antisense           Pre-clinical trials ongoing,     Head & Neck, Lung,        1 Patent
                 drug useful in enhancing the     initiate Phase I in the 2nd      Brain
                 lethality and effectiveness of   Quarter, 1999
                 radiation.
-------------------------------------------------------------------------------------------------------------------------

IL-13 Chimeric   IL-13 Chimeric Protein           Pre-clinical trials ongoing,     Renal Cell, Brain,        2 Patents
Protein Exotoxin Exotoxin is a genetically        initiate Phase I in the 1st      Kaposi's Sarcoma,
                 engineered compound              Quarter, 1999                    Breast
                 incorporating a highly toxic
                 material that destroys cells
                 once linked to the target
                 receptor on its surface.
-------------------------------------------------------------------------------------------------------------------------

Broxine          We believe Broxine               New drug application             Breast, Colon, Prostate,  0 Patents
(Registered)     will prove useful in             pending before the FDA           Hematologic
                 characterizing tumor cell
                 growth in nearly all solid
                 tumors.

      Our short term goal is to use our proprietary technology to significantly enhance the efficiency and reduce the side effects of currently available chemotherapy compounds.





      Our long term goal is to be a leading worldwide oncology drug development company. To reach our goal we have developed the following strategies:

        Focus our resources exclusively on the expanding cancer market;

        Develop a balanced portfolio of anti-cancer drugs based on enhancing proven compounds;

        Develop novel therapeutic agents and leverage our expertise to identify compounds we can license; and

        Form strategic alliances with larger pharmaceutical and biotechnology companies to obtain financial and marketing support for certain of our product development activities.

      We were founded in 1990 by scientists specializing in cancer therapy. We have relationships with the FDA, National Cancer Institute, Georgetown University, as well as with established pharmaceutical manufacturers. We currently do not have any products which are approved for sale, and as a result we have no marketing or sales staff and have conducted our activities through consultants and at university research facilities.


      Our principal executive offices are located at 100 Corporate North, Suite 215, Bannockburn, Illinois 60015, and our telephone number is (847) 295-8678.

                                  RISK FACTORS


      An investment in the securities offered hereby involves a high degree of risk. In addition to the other information contained in this prospectus, the following risk factors should be considered carefully in evaluating NeoPharm and our business.

Limited Operating History

      We are a development stage company and our history of operations consists primarily of the development of our products and the sponsorship of research and clinical trials. Therefore, we have only a limited history upon which you may judge our performance and prospects.

History of Losses and Uncertain Future Profitability

      We have incurred significant losses since inception. At September 30, 1998 and December 31, 1997, we had accumulated losses since inception of approximately $10,135,008 and $8,358,213, respectively. We probably will continue to incur substantial additional operating losses for at least the next several years and expect cumulative losses to increase as our research and development efforts expand. We have only generated limited amounts of revenue from our license fees and there can be no assurance as to when or whether we will be able to develop other sources of revenue or when or if our operations will become profitable, even if we are able to commercialize some of our products.





Uncertainty of Product Development; Early Stage of Development of
Proprietary Products

      Our research and development programs are at various states of development, ranging from the pre-clinical stage, to Phase I and Phase II clinical trials to a pending new drug application. Substantial additional research and development will be necessary in order for us to develop products based on our therapeutic and diagnostic agents, and there can be no assurance that our research and development will lead to development of products that are shown to be safe and effective in clinical trials and are commercially viable. Our proposed products will also require clinical testing, regulatory approval and substantial additional investment prior to commercialization. Our proposed products are subject to the risks of failure inherent in the development of pharmaceutical products. These risks include the following:

        Some of our products may be found to be unsafe or ineffective, or may fail to receive the necessary regulatory clearances in a timely fashion, if at all;

        Our products, if safe and effective, may be difficult to manufacture on a large scale or may be uneconomical to market;

        The proprietary rights of third parties may preclude us from marketing such products; and

        Third parties may market more effective or less costly products for treatment of the same diseases.

      As a result, we cannot be certain that any of our products will be successfully developed, receive required governmental regulatory approvals on a timely basis, become commercially viable or achieve market acceptance. Also, we have only limited experience in conducting clinical trials and other aspects of the regulatory process.

      There have been delays in our testing and development schedules to date and there can be no assurance that our expected testing and development schedules will be met. Delays in our testing and development schedules could have a material adverse effect on our business, financial condition and results of operations.





Collaborative Relationships - Development of our Products is Dependent Upon our Ability to Develop Working Relationships with Others.

      The successful development of our products is dependent upon our ability to develop and maintain strategic and collaborative relationships with government agencies, research institutions, public and private universities and hospitals.

      Our failure to develop and maintain any of the following strategic and collaborative relationships could have a material adverse effect on our business, financial condition and results of operations:

           Our Broxine(R) product was the subject of a cooperative research and development agreement with the National Cancer Institute which gave us exclusive rights to data generated by the National Cancer Institute for certain cancer indications. That agreement expired on September 14, 1988 and is to be replaced by a clinical trials agreement which is still being negotiated. Because our Broxine(R) product is not covered by patents or patent applications, our exclusive access to the data collected by the National Cancer Institute is of significant importance for the conduct of clinical trials and is a principal advantage over others.

           Our IL-13 product is the subject of a cooperative research and development agreement with the FDA that extends through October 2001 and provides us rights to the development of IL-13 with the FDA and to the data generated during the term of this agreement. This agreement may be terminated by either party upon sixty days advance notice without cause. Termination of the this agreement with the FDA would be materially adverse to our development program and could require curtailment or termination of that program.

           We have also entered into two license and sponsored research agreements with Georgetown University relating to our liposomal products. These licenses are generally not terminable by Georgetown University except in the event of a default by us. Any such default and resulting termination of the licenses would be materially adverse to our liposome program and could require curtailment or termination of that program.





We may Need Additional Financing

      We require substantial funds to conduct research and development, pre-clinical and clinical testing and to manufacture and market our proposed products. Our fixed commitments, including consulting fees, rent, payments under license agreements and other contractual commitments are substantial and are likely to increase. Our cash requirements may vary materially from those now planned. We may seek to satisfy our future funding requirements through additional public or private offerings of securities, with collaborative arrangements with corporate partners or from other sources.

      Additional financing may not be available when we need it or be on terms acceptable to us. If adequate financing is not available, we may be required to delay, scale back or eliminate certain of our research and development programs, to relinquish rights to certain of our technologies, therapeutic and diagnostic agents, product candidates or products, or to license third parties to commercialize products or technologies that we would otherwise seek to develop ourself. If additional capital is raised through the sale of equity or debt securities, the percentage ownership of our existing stockholders will be reduced and such securities may have rights, preferences or privileges superior to those of our current stockholders.





We do not Have Manufacturing, Marketing, or Sales Resources

      We currently do not have internal manufacturing, marking or sales resources. Since we focus on research and development and have limited resources, we do not anticipate spending a material amount of cash to acquire resources and develop capabilities in these areas. Our manufacturing strategy will be to develop manufacturing relationships with established pharmaceutical manufacturers for production of products. We can give no assurance that we will be able to enter into manufacturing agreements on commercially reasonable terms, if at all.

We do not Have Clinical Testing or Regulatory Capability

      We currently do not have internal clinical testing or regulatory capability. If we develop compounds with commercial potential, it will be necessary for us to hire additional personnel skilled in the clinical testing and the regulatory compliance processes. We can not give any assurance that we will successfully complete clinical testing of, obtain regulatory approval for, or manufacture or market any product we may develop, either independently or pursuant to manufacturing or marketing arrangements. Should we seek to enter into third-party arrangements, there can be no assurance that such arrangements can be successfully negotiated on commercially reasonable terms, if at all.


Uncertain Ability to Protect Patents and Proprietary Information


      Because of the substantial length of time and expense associated with bringing new products through development and regulatory approval to the marketplace, patent and trade secret protection for new technologies, products and processes is very important to us. We have obtained licenses to ten United States patent applications and have sixteen other issued or allowed patent applications outside the United States. With respect to these patents, however, no assurance can be given that:

           Any patents under any pending applications or on future patent applications will be issued;

           The scope of any patent protection will exclude competitors or provide competitive advantages to us;

           Any of our patents that may be issued will be held valid if subsequently challenged;

           Others will not claim rights in or ownership to the patents and other proprietary rights held by us;

           Others will not independently develop substantially equivalent proprietary information or otherwise obtain access to our know-how; or

           Others may not be issued patents that require licensing and the payment of significant fees or royalties by us.

      Further, we could be forced to incur substantial costs in defending ourselves in suits that may be brought against us claiming infringement of the patent rights of others, in asserting our patent rights in a suit against another party, or in participating in interference proceedings declared by the United States Patent and Trademark Office for the purpose of determining the priority of invention in connection with our patent applications or those of others. Adverse determinations in litigation or interference proceedings could require us to seek licenses, which may not be available on commercially reasonable terms, if at all, or subject us to significant liabilities to third party and could, therefore, have a material adverse effect on us.

      Our Broxine(R) product is not currently the subject of patents or patent applications and we do not expect to obtain patent protection for this product. The lack of patent protection could have a material adverse effect on our business, financial condition and results of operations.

      Finally, we also rely on trade secrets, know-how and technological advantage to protect the technology we develop. Although we use confidentiality agreements and employee proprietary information and invention assignment agreements to protect our trade secrets and other unpatented know-how, these agreements may be breached by the other party thereto or may otherwise be of limited effectiveness or enforceability.


Relationships with Other Entities; Conflicts of Interest


     Messrs. John N. Kapoor and Kevin M. Harris, who each hold executive positions with us, are also associated with EJ Financial Enterprises, Inc., a healthcare investment firm which is wholly owned by John N. Kapoor. On July 1, 1994, we entered into a Consulting Agreement with EJ Financial. The Consulting Agreement provides that we will pay EJ Financial $125,000 per year (paid quarterly) for certain business and financial services, including having certain officers of EJ Financial serve as officers of ours without pay. EJ Financial is involved in the management of healthcare companies in various fields, and Messrs. Kapoor and Harris are involved in various capacities with the management and operation of these companies. The John N. Kapoor Trust dated September 20, 1989, the beneficiary of which is Dr. John Kapoor, is a principal shareholder of each of these companies as well as the Company. The John N. Kapoor Trust beneficially owns shares of our common stock, which represents 24% of our outstanding shares of common stock.

      Further, as of September 30, 1998, the Trust entered into a Line of Credit Agreement with us pursuant to which we may borrow up to $3,000,000 at a rate equal to 2% (two hundred basis points) over the "prime rate" announced from time to time by The Northern Trust Bank of Chicago. Loans under the Credit Agreement are secured by a Continuing Security Agreement which provides the Trust with a security interest in our assets.


      Mr. Harris, who is currently our Chief Financial Officer, is also the Director of Taxes and Planning of EJ Financial. Accordingly, Mr. Harris will not devote all of his working hours to our affairs. In addition, certain companies with which EJ Financial is involved are in the oncology field. Although these companies are pursuing different therapeutic approaches for the treatment of cancer, discoveries made by one or more of these companies could render our products less competitive or obsolete.

      Members of our Scientific Advisory Board are employed on a full-time basis by academic or research institutions. These individuals will to devote only a portion of their time to our business and research activities. Except for work performed specifically for and at our direction, the inventions or processes discovered by our consultants and scientific advisors will not become our property but will be the intellectual property of other institutions which they may have an affiliation. In such event, it would be necessary for us to obtain licenses to such technology from such institutions. In addition, invention assignment agreements executed by Scientific Advisory Board members and consultants in connection with their relationships with us may be subject to the rights of their primary employers or other third parties with whom such individuals have consulting relationships.


      We have  recently  been advised by  Georgetown  University  of an internal policy of Georgetown's that provides for splitting license fees which it receives from the license of technology, such as the Liposomal technology which we license from Georgetown, with those persons at Georgetown whose work Georgetown considers instrumental in the development of such licensed technology. Dr. Aquilur Rahman, our Chief Scientific Officer and one of our Directors, and Dr. Anatoly Dritschilo, also one of our Directors, have been, or are currently, associated with Georgetown University and were crucial to the development of the Liposomal technology which we license from Georgetown. As a result, a portion of the license fees which the Company pays to Georgetown may, at Georgetown's option, be remitted by Georgetown to these two individuals. The amount of such payments cannot be determined at this time as that will depend on the amount paid by us to Georgetown and on whether, and to what extent, Georgetown splits such license fees with these named individuals.





Need to Comply with Governmental Regulations and to Obtain Product
Approvals





      Our research, testing, manufacturing, labeling, distribution, marketing and advertising activities are regulated extensively by governmental authorities in the United States and other countries. The FDA and comparable agencies in foreign countries impose substantial requirements on our ability to introduce pharmaceutical products through lengthy and detailed laboratory and clinical testing procedures, sampling procedures, sampling activities and other costly and time consuming procedures. Our proprietary products may require substantial clinical trials and FDA review as new drugs.

      We cannot predict with certainty if or when we might submit for regulatory review those products currently under development. Once we submit our potential products for review, we cannot be certain that the FDA or other regulatory agencies will grant approvals for any of our other pharmaceutical products on a timely basis or at all. A delay in obtaining or failure to obtain such approvals may adversely affect our business financial conditions and results of operations. If we fail to comply with regulatory requirements, we could be subjected to regulatory or judicial enforcement actions, including product recalls or seizures, injunctions, civil penalties, criminal prosecution, refusals to approve new products, withdrawal of arresting approvals, and potentially enhanced product liability exposure. Sales of our products outside the United States will be subject to regulatory requirements governing clinical trials and marketing approval. These requirements vary widely from country to country and could delay the introduction of our products in those countries.




Health Care Reform and Potential Limitations on Third-Party
Reimbursement


      Revenues and profitability of pharmaceutical companies may be affected by the continuing effort of governmental and third-party payors to contain or reduce the costs of health care. We cannot predict the effect that health care reforms may have on our business, and it is possible that any such reforms will adversely affect our business. In addition, in both the United States and elsewhere, sales of prescription pharmaceuticals are dependent in part on the availability of reimbursement to the consumer from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. We cannot be certain that our current and proposed products will be considered cost-effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell products on a competitive basis.




Hazardous Materials; Environmental Matters


      We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of hazardous materials and certain waste products. We currently maintain a supply of several hazardous materials at our facilities. While we currently outsource our research and development programs involving the controlled use of biohazardous materials, if in the future we conduct such programs, we might be required to incur significant cost to comply with environmental laws and regulations. In the event of an accident, we could be held liable for any damages that result, and such liability could exceed our resources.

We don't have Product Liability Insurance


      We do not have any product liability insurance and our business exposes us to potential product liability risks which are inherent in the testing, manufacturing and marketing of human therapeutic products. Although we plan to obtain product liability insurance when and if our products become commercially available, there can be no assurance that we will be able to obtain or maintain such insurance on acceptable terms or that any insurance obtained will provide adequate coverage against potential liabilities. Claims or losses in excess of any liability insurance coverage we obtain could have a material adverse effect on our business and prospects.

Litigation Involving Our Chairman


      John N. Kapoor, our Chairman and principal stockholder, was previously the Chairman and President of Lyphomed Inc. Fujisawa Pharmaceutical Co. Ltd. was a major stockholder of Lyphomed from the mid-1980s until 1990, at which time Fujisawa completed a tender offer for the remaining shares of Lyphomed, including the shares held by Dr. Kapoor. Fujisawa filed suit in federal district court in Illinois against Dr. Kapoor alleging that between 1980 and 1986, Lyphomed filed a large number of allegedly fraudulent new drug applications with the FDA, in violation of FDA rules, and that Dr. Kapoor's failure to disclose these violations to Fujisawa constituted a violation of federal securities laws and the Racketeer Influenced and Corrupt Organizations Act. Fujisawa also alleged state common-law claims of constructive trust, fraud, breach of fiduciary duties and breach of warranty against Dr. Kapoor. In addition to substantial monetary relief in excess of $100,000,000 (which amount could be trebled under RICO), among the relief sought by Fujisawa is a constructive trust on the assets of Dr. Kapoor, which assets may involve Dr. Kapoor's shares of our common stock or rights to acquire shares of our common stock.


      Dr. Kapoor has vigorously defended himself against all these allegations. In the federal lawsuit, Dr. Kapoor's motion for summary judgement was granted by the trial court. However, the Seventh Circuit Court of Appeals subsequently reversed, in part, the trial court's decision, reinstating the RICO claims against Dr. Kapoor. Dr. Kapoor's subsequent motion for summary judgment was denied and the matter has been referred to a special master for mediation discussions. It is anticipated that in the absence of resolution of the matter, a trial would be held in late 1999 or early in 2000. Fujisawa's claims under state law against Dr. Kapoor are also pending. A related suit filed by Dr. Kapoor in Delaware Chancery Court seeking to require Lyphomed to advance to Dr. Kapoor the cost of his defense to all of Fujisawa's lawsuits was decided in Dr. Kapoor's favor and that decision was subsequently affirmed by the Delaware
Supreme Court. Finally, a countersuit filed by Dr. Kapoor against Fujisawa in the Circuit Court of Cook County for breach of contract was dismissed without prejudice with the court determining that the proper forum for such an action was as part of the pending federal lawsuit. The decision of the lower court was affirmed on appeal and Dr. Kapoor has now filed a counterclaim for breach of contract as part of the federal court action.


      If a decision is made in favor of Fujisawa, Fujisawa may acquire the right to control Dr. Kapoor's shares of common stock, which comprise 26% of our common stock. Such a decision could have a material adverse effect on us.


Potential Adverse Effect of Shares Eligible for Future Sale


      If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market following this offering, the market price of our common stock could fall. Such sales also might make it more difficult to sell equity or equity related securities in the future at a time and price that we deem appropriate. Of the 8,343,779 shares of common stock outstanding as of January 31, 1999, 3,681,904 shares are freely transferable without restriction or further registration under the Securities Act. The remaining

4,661,875 shares are "restricted securities," and may only be sold pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder.

Control by Officers and Directors

      As of January 31, 1999, our directors and officers beneficially owned in the aggregate 58.15% of the outstanding shares of our common stock. Accordingly, our officers and directors, if acting together, have the ability to elect a majority of our directors and otherwise control our operations.

Potential Volatility of Common Stock Price

      The trading prices of our common stock are subject to significant fluctuations in response to such factors as, among others, variations in anticipated or actual results of operations, announcements of new products or technological innovations or competitors, FDA approval or rejection of pending applications and changes in earnings estimates by analysts. Moreover, the stock market from time to time has experienced extreme price and volume fluctuations, which have particularly affected the market prices for emerging growth companies and which have often been unrelated to the operating performance of such companies. These broad market fluctuations may adversely affect the market price of our common stock.

      In the past, following periods of volatility in the market price of a company's common stock, securities class actions have been brought against the issuing company. Such litigation could be brought against us in the future. Such litigation could be expensive and divert management's attention and resources, which adversely affect our business and results of operations. If such litigation is determined against us, we could also be subject to significant liabilities.

Redeemable Warrants May Be Redeemed

      Since July 25, 1997, the redeemable warrants have been subject to redemption at $0.01 per redeemable warrant on thirty (30) days' prior written notice to the warrantholders. We can only redeem the warrants if the average closing sale price of our common stock as reported on AMEX equals or exceeds $5.60 per share for twenty (20) trading days within a period of thirty (30) consecutive trading days ending on the fifth trading day prior to the date of the notice of redemption. If we redeem the redeemable warrants, holders of the redeemable warrants will lose their rights to purchase shares of common stock issuable upon the exercise of the redeemable warrants. Upon receipt of a notice of redemption, holders would be required to:

           Exercise the redeemable warrants and pay the exercise price at a time when it may be disadvantageous for them to do so;

           Sell the redeemable warrants at the current market price, if any, when they might otherwise wish to hold the warrants; or

           Accept the redemption price which is likely to be substantially less than the market value of the redeemable warrants at the time of redemption.

      Since November 4, 1998, our common stock has traded above $5.60 with the result that we may redeem the redeemable warrants, if we wish. We are currently evaluating the merits of calling the redeemable warrants.

Restrictions on Sales of Shares Underlying the Redeemable Warrants

      The redeemable warrants are not exercisable unless, at the time of the exercise, we have a current prospectus covering the shares of common stock issuable upon exercise of the redeemable warrants, and such shares have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the exercising holder of the redeemable warrants. We do not intend to qualify the redeemable warrants for exercise in the states in which the holders reside. Holders of the redeemable warrants may be deprived of value. Although we have agreed to use our best efforts to keep a registration statement covering the shares of common stock issuable upon exercise of the redeemable warrants effective for the term of the redeemable warrants, if we fail to do so for any reason, your ability to resell the shares underlying the redeemable warrants will be materially adversely effected.

      Purchasers may buy redeemable warrants in the aftermarket or may move to jurisdictions in which the shares underlying the redeemable warrants are not so registered or qualified during the period that the redeemable warrants are exercisable. In this event, we would be unable to issue shares to those persons desiring to exercise their redeemable warrants, and holders of redeemable warrants would have no choice but to attempt to sell the redeemable warrants in a jurisdiction where such sale is permissible or allow them to expire unexercised.


Limitation of Liability and Indemnification


      Our Certificate of Incorporation limits, to the maximum extent permitted by the Delaware General Corporation Law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. Our By-laws provide that we must indemnify our officers and directors and may indemnify our employees and other agents to the fullest extent permitted by law. We have entered into indemnification agreements with our officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in Delaware Law. We may be required pursuant to Delaware Law, our By-laws or the indemnification agreements to indemnify our officers and directors against certain liabilities that may arise by reason of the status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance, if available on reasonable terms.

Year 2000 Risk

      Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field. As a result, software that records only the last two digits of the calendar year may not be able to distinguish whether "00" means 1900 or 2000. This may result in software failures or the creation of erroneous results. We believe that our products and internal systems are currently year 2000 compliant. We have confirmed our year 2000 compliance by obtaining representations by third party vendors of their products' year 2000 compliance, as well as specific testing of our products. The failure of products or systems maintained by third parties or our products and systems to be year 2000 complaint could cause us to incur significant expenses to remedy any problems, or seriously damage our business. We have not incurred significant costs to date complying with year 2000 requirements, and we do not believe that we will incur significant costs for such purposes in the foreseeable future.





Prospectus Contains Forward-Looking Information

      This prospectus contains various forward looking statements. These statements are based upon management's current beliefs as well as assumptions made by management based upon information currently available to it. These statements are subject to various risks and uncertainties, including those described above, as well as potential changes in economic or regulatory conditions generally which are beyond our control. Should one or more of those risks materialize or changes occur, or should management's assumptions prove incorrect, our actual results may vary materially from those anticipated or projected.

                           FORWARD-LOOKING STATEMENTS

      Certain information contained in, or incorporated by reference into, this prospectus, includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as indicated by the use of such terms as "may," "will," "expect," "believe," "estimate," "anticipate,"
"intend" or other similar terms or the negative of such terms. Such forward-looking statements include, without limitation, our expectations with respect to future financial results, capital requirements, market growth, new product introductions, potential acquisitions and the like. These statements are based upon information currently available to us and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. The principal risks and uncertainties are set forth under the heading "Risk Factors" beginning on page 5 of this prospectus and are described elsewhere herein and in the documents incorporated herein by reference.

                           USE OF PROCEEDS

      The net proceeds to Neopharm upon the exercise of all of the redeemable warrants, representative's warrants and warrants underlying the representative's warrants, after deduction of certain expenses we have agreed to bear, is approximately $10,455,307. We intend to use the net proceeds for working capital and general corporate purposes.

      Since July 25, 1997, the redeemable warrants have been subject to redemption at $0.01 per redeemable warrant on thirty (30) days prior written notice to the warrantholders if the average closing sale price of our common stock as reported by AMEX equals or exceeds $5.60 for any twenty (20) trading days within a period of thirty (30) consecutive trading days ending on the fifth trading day prior to the date and notice of redemption. Since November 4, 1998, our common stock has traded above $5.60 with the result that we may redeem the redeemable warrants, if we wish. We are currently evaluating the merits of calling the redeemable warrants. The representative's warrants may be exercised on a cashless basis and if the holders of representative's warrants choose to do so, net proceeds will be reduced by approximately $1.3 million.

                       SELLING SECURITYHOLDERS


      The following table sets forth certain information provided to us, as of January 31, 1999, with respect to the number of shares of common stock, redeemable warrants and the warrants originally issued to the representative of the several underwriters of our initial public offering, beneficially owned by each of the selling securityholders both before and after the sale of the shares offered hereby.

      The number of shares shown in the following table as being offered by the selling securityholders does not include such presently indeterminate number of additional shares of common stock as may be issuable as a result of stock splits, stock dividends and similar transactions, but which shares are, in accordance with Rule 416 under the Securities Act, included in the registration statement of which this prospectus forms as part.

      Any or all of the shares of common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amount of shares of common stock that will be held by the selling securityholders upon consummation of any such sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock since the date on which the information regarding their common stock was provided, in transactions exempt from the registration requirements of the Securities Act.

      Beneficial ownership of the securities held by the selling securityholders after this offering will depend on the number of securities sold by each selling securityholder in this offering. Except as indicated in this prospectus, none of the selling securityholders has had a material relationship with Neopharm within the past three years other than as a result of the ownership of the shares or other securities of Neopharm. See "Plan of Distribution."

      The shares covered by this prospectus may be offered from time to time by the selling securityholders named below:

      The following table only includes 143,502 of the 837,067 redeemable warrants that are traded on the AMEX.





                                                                                       Percent of
                                                                                      Securities Owned
                                                                                      After Offering
                                     Amount of          Amount of      Amount of      (Assuming the
                                     Securities        Securities     Securities      sale of all of the
                                    Owned Prior          Being        Owned After     securities offered
Name of Selling Securityholder      To Offering        Registered      Offering           hereby)
---------------------------------   -----------        -----------    ------------   ------------------

National Securities Corporation
   common stock..................     48,600             48,600                0          *
   redeemable warrants...........          0                  0
   warrants......................     12,150             12,150                0          *


Steven A. Rothstein
   common stock..................      5,400              5,400                0          *
   redeemable warrants...........          0                  0                0          *
   warrants......................      1,350              1,350                0          *


                                       14


Michael M. LeConey
   common stock..................     44,000             44,000                0          *
   redeemable warrants...........          0                  0                0          *
   warrants......................     10,800             10,800                0          *


Madeline Littman
   common stock..................      3,870              3,870                0          *
   redeemable warrants...........          0                  0                0          *
   warrants......................      1,080              1,080                0          *


Daniel L. Hamilton
   common stock..................      8,600              8,600                0          *
   redeemable warrants...........          0                  0                0          *
   Warrants......................      2,160              2,160                0          *


Michael K. Hsu
   common stock..................     73,530             73,530                0          *
   redeemable warrants...........          0                  0                0          *
   warrants......................     18,360             18,360                0          *


Jessy Dirks
   common stock..................     43,000             43,000                0          *
   redeemable warrants...........          0                  0                0          *
   warrants......................     10,800             10,800                0          *


Raymond L. Dirks
   common stock..................     43,000             43,000                0          *
   redeemable warrants...........          0                  0                0          *
   warrants......................     10,800             10,800                0          *


John N. Kapoor
   common stock..................    287,004            287,004        2,125,409(1)      24%
   redeemable warrants...........    143,502            143,502                0          *
   warrants......................          0                  0                0          *



*less than 1%



(1) Includes 1,511,624 shares of common stock held by the John N. Kapoor Trust, dated September 20, 1989, of which Dr. Kapoor is the sole trustee and sole beneficiary. The address of the Trust is 225 East Deerpath, Suite 250, Lake Forest, Illinois 60045. The Trust also owns warrants to purchase 287,004 shares of common stock, which are assumed to have been exercised for purposes of disclosing the ownership indicated. The amount shown also includes 300,000 shares which are held by the John N. Kapoor Charitable Trust of which Dr. Kapoor disclaims beneficial ownership of the shares held by the Charitable Trust. The amount shown does not include 1,550,453 shares of common stock which are owned by the John N. Kapoor 1994-A Annuity Trust of which the sole trustee is Editha Kapoor, Dr. Kapoor's spouse. In addition, the amount shown does not include 310,848 shares of common stock which are owned by four trusts which have been established for Dr. Kapoor's children of which the sole trustee is Dr. Kapoor's spouse, Editha Kapoor. Dr. Kapoor does not have or share voting, investment or dispositive power with regards to such shares and Dr. Kapoor disclaims beneficial ownership of the shares held by the Annuity Trust and the Childrens' Trusts.

                              PLAN OF DISTRIBUTION


      The offering of the shares of common stock is not being underwritten, and we will receive no proceeds from this offering but will receive proceeds from the exercise of the redeemable warrants and possibly from the exercise of the representative's warrants. The selling securityholders (or, subject to applicable law, their pledgees, distributees, transferees or other successors in interest) may offer their shares at various times in one or more of the following transactions:

           on the AMEX or any other  exchange  where our common stock is listed;
           in the over-the-counter market;
           in   negotiated   transactions   not  on  an  exchange  or
            over-the-counter;
           in  connection  with short sales of our common  stock;
           by pledge to secure debts or other obligations;
           in connection with the writing of call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or
           in a combination of any of the above transactions.

      The selling securityholders also may sell shares that qualify under Rule 144 of the Securities Act, where applicable.

      The selling securityholders may sell the shares through public or private transactions at prevailing market prices, or at prices related to such prevailing market prices or at privately negotiated prices. Sales of the shares by the selling securityholders, or even the potential for such sales, would likely have an adverse effect on the market price of our outstanding securities.

      The selling securityholders may use broker-dealers to sell the shares. In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

      If broker-dealers are used, they will either receive discounts or commissions from the selling securityholders, or they will receive commissions from the purchasers of shares from whom they acted as agents. The selling securityholders and any broker-dealers or agents that participate with the selling securityholders in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

      Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the shares may not bid for or purchase shares of common stock during a period which commences one business day (five business days, if our public float is less than $25 million or our average daily trading volume is less than $100,000) prior to such person's participation in the distribution, subject to exceptions for certain passive market making activities. In addition and without limiting the foregoing, each selling securityholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by such selling securityholder.

      At the time a particular offer of shares is made by or on behalf of the selling securityholders, or by us upon exercise of the redeemable warrants, a prospectus will be delivered to the extent required by the Securities Act.

      Under applicable rules and regulations under the Securities Exchange Act of 1934, any person engaged in the distribution of the selling securityholder securities may not simultaneously engage in market-making activities with respect to any of our securities during the applicable "cooling off" period (currently a period of up to five business days) prior to the commencement of such distribution. In addition, each selling securityholder desiring to sell redeemable warrants will be subject to the applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the securities by such selling securityholders.

      We have agreed to pay substantially all of the expenses incident to the registration of all of the securities covered under this prospectus, other than transfer taxes, if any, and commissions and discounts of dealers and agents.


                            LEGAL MATTERS


      The validity of the issuance of the securities offered hereby will be passed upon for us by Orrick, Herrington & Sutcliffe LLP, New York, New York.


                               EXPERTS

      The financial statements at December 31, 1997 appearing in our Annual Report on Form 10-K, as amended, for the year ended December 31, 1997 have been audited by Arthur Andersen LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                 WHERE YOU CAN FIND MORE INFORMATION


     We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's Public Reference Room at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C., 20549, and at the following regional offices of the SEC: Seven World Trade Center, 13th Floor, New York, New York, 10048 and at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois, 60661. Copies can also be obtained from the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C., 20549, upon payment of prescribed rates. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at (800) SEC-0300. Our SEC filings are available to you on the SEC's Internet site at http://www.sec.gov. Our common stock and redeemable warrants are quoted on the AMEX.

      This prospectus is only part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act, and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules with the registration statement that are not included in this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. A copy of the registration statement, including the exhibits and schedules thereto, may be inspected without charge at the Public Reference Room of the SEC described above, and copies of such material may be obtained from such office upon payment of the fees prescribed by the SEC.


                                MATERIAL CHANGES

      Mr. James M. Hussey joined us in March 1998 as our President, Chief Executive Officer and a member of our Board of Directors. We entered into an employment agreement with Mr. Hussey which is terminable by either us or Mr. Hussey upon ninety (90) days written notice. Under the terms of the employment agreement, Mr. Hussey is paid an annual salary of $250,000 and is eligible for a bonus payment of up to 80% of that salary based on the achievement of strategic performance goals established by our Board.


      Under the terms of his employment contract, we granted Mr. Hussey options to purchase 400,000 shares of our common stock at an exercise price of $4.75 per share. The options become exercisable for 25% of the covered shares on January 12, 1999 and will become exercisable with respect to an additional 25% on each annual anniversary thereafter until exercisable in full unless terminated in accordance with our 1995 Stock Option Plan.

      In April, 1998, Dr. Lewis Strauss joined us as Vice President-Chief Medical Officer. Under the terms of his employment, Dr. Strauss is paid an annual salary of $140,000 and is eligible for a bonus payment of up to 50% of that salary based on the achievement of strategic performance goals established by our Board. In addition, under the terms of his employment, we granted Dr. Strauss options to purchase 20,000 shares of our common stock at an exercise price of $3.75 per share. The options become exercisable for 25% of the covered shares on April 6, 1999 and will become exercisable with respect to an additional 25% on each annual anniversary thereof until exercisable in full unless terminated in accordance with the terms of the 1995 Stock Option Plan.

      In June 1998, Mr. Kevin M. Harris joined the Company as Secretary and Chief Financial Officer. Mr. Harris, who is also currently the Director of Taxes and Planning for EJ Financial, an entity controlled by our principal shareholder, Dr. John N. Kapoor, does not receive a salary for his services. Upon joining us, however, Mr. Harris was granted a stock option for 12,000 shares, at an exercise price of $3.875 per share, which will become exercisable with respect to 25% of the covered shares beginning July 23, 1999 and will become exercisable with respect to an additional 25% on each annual anniversary thereof until exercisable in full unless terminated.


     In July 1998, Mr. Sander A. Flaum joined us as a Director. Mr. Flaum is President and CEO of Robert A. Becker EURO/RSCG. Prior to becoming President of Becker in 1991, Mr. Flaum was Marketing Director of Lederle Pharmaceuticals, a division of American Cyanamid Corporation.

      On July 23, 1998, our Board of Directors adopted the 1998 Equity Incentive Plan (the "Equity Incentive Plan"), which will be submitted to our stockholders for their approval at or before the 1999 Annual Meeting of Stockholders.


      Under the Equity Incentive Plan, the Board as a whole or a committee of outside directors (the "Administrator") is authorized to award stock options, restricted stock, performance shares, performance units and bonus stock. The
Equity Incentive Plan has a 10-year term and, subject to anti-dilution adjustments, a maximum of 2,000,000 shares of common stock may be delivered pursuant to awards of options, restricted stock or bonus stock. All full-time employees, as well as consultants and directors of Neopharm, are eligible to receive awards.

      The Administrator has the discretion to determine the persons to whom awards shall be made and, subject to the terms of the Equity Incentive Plan, the terms and conditions of each award. The Administrator may, among other things, cancel outstanding awards and grant substitute awards with an exercise price determined by reference to the value of the common stock on the date of the substitute awards, accelerate vesting and waive terms and conditions of outstanding awards and permit eligible employees or consultants to elect, prior to earning compensation, to acquire options in lieu of receiving such compensation. All awards will be fully vested upon a change of control (as defined in the Equity Incentive Plan) of Neopharm.

      On January 25, 1999, we announced that we entered into a letter of intent providing for an exclusive 30 day negotiating period involving our liposomal products with an international pharmaceutical company. In consideration for this period of exclusivity, we received a non-refundable payment under the terms of the letter of intent.

           INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


      The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to these documents. This information incorporated by reference is considered to be part of this prospectus and later information we file with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act. Our 1934 Act File Number is 1-12493. The documents we are incorporating by reference are:


           (a) our Annual Report on Form 10-K for the year ended December 31, 1997, filed with the SEC on March 31, 1998 and amended on April 30, 1998;

           (b) our Definitive Proxy Statement dated May 11, 1998, filed with the SEC on May 28, 1998 in connection with our 1998 Annual Meeting of Stockholders;

           (c) our Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, filed with the SEC on May 15;

           (d) our Quarterly Report on Form 10-Q for the quarter ended June 30, 1998, filed with the SEC on August 14, 1998;

           (e) our Quarterly Report on Form 10-Q for the quarter ended September 30, 1998, filed with the SEC on November 16, 1998; and


           (f) the description of our common stock contained in our Registration Statement on Form 8-A, as amended, filed with the SEC, including any amendments or reports filed for the purpose of updating such description.

     You may request a copy of any of these filings at no cost by writing or telephoning us at the following address: 100 Corporate North, Suite 215, Bannockburn, Illinois, 60015, Attn: Investor Relations, (847) 295-8678.

You should rely on the information contained in this document or that to which we have referred you. We have not authorized anyone to provide you with information that is different. You should not assume that the information in this document is accurate as of any date other than the date on the front of this document. This prospectus is not an offer to sell nor is it seeking an offer to buy any securities in any state where the offer or sale is not permitted.

                          TABLE OF CONTENTS
                                                                   Page


NEOPHARM.............................................................2


RISK FACTORS.........................................................4


FORWARD-LOOKING STATEMENTS..........................................12





USE OF PROCEEDS.....................................................13


SELLING SECURITYHOLDERS.............................................14


PLAN OF DISTRIBUTION................................................16


LEGAL MATTERS.......................................................17


EXPERTS.............................................................17



WHERE YOU CAN FIND MORE INFORMATION.................................17



MATERIAL CHANGES....................................................17


INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.....................19

                         2,079,134 Shares





                          NEOPHARM, INC.




                           Common Stock




                            PROSPECTUS








                            ______________, 1999

                              PART II

            INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.



      The following table sets forth an itemized statement of all estimated expenses, all of which will be paid by the Company, in connection with the issuance and the distribution of the securities being registered.


      SEC Registration Fee......................      $2,909

      Accounting Fees and Expenses..............      $9,000

      Legal Fees and Expenses...................     $25,000

      Printing Fees and Expenses................      $5,000

      Miscellaneous.............................      $5,091

      Total.....................................     $47,000
      ============================================


Item 15.  Indemnification of Directors and Officers.

      The Company's Certificate of Incorporation limits, to the maximum extent permitted by Delaware Law, the personal liability of directors for monetary damages for breach of their fiduciary duties as a director. The Company's Bylaws provide that the Company shall indemnify its officers and directors and may indemnify its employees and other agents to the fullest extent permitted by law. The Company has entered into indemnification agreements with its officers and directors containing provisions which are in some respects broader than the specific indemnification provisions contained in Delaware Law. The indemnification agreements may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance, if available on reasonable terms. The Company believes that these agreements are necessary to attract and retain qualified persons as directors and officers.

      Section 145 of the Delaware Law provides that a corporation may indemnify a director, officer, employee or agent made or threatened to be made a party to an action by reason of the fact that he was a director, officer, employee or agent of the corporation or was serving at the request of the corporation against expenses actually and reasonably incurred in connection with such action if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

      Delaware Law does not permit a corporation to eliminate a director's duty of care, and the provisions of the Company's Certificate of Incorporation have no effect on the availability of equitable remedies, such as injunction or rescission, for a director's breach of the duty of care. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act") may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions and agreements, the Company has been informed that in the opinion of the staff of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 16.  Exhibits and Financial Statement Schedules.

(a) Exhibits

3.1   Certificate  of  Incorporation,  as amended  filed with the  Commission as
      Exhibit 3.1 to the Company's Registration Statement on Form S-1 (File No. 33-90516), is incorporated by reference.

3.2   Bylaws of the Registrant,  as amended filed with the Commission as Exhibit
      3.2 to the Company's Registration Statement on Form S-1 (File No. 33-90516), is incorporated by reference.

5.1   Opinion of Orrick, Herrington & Sutcliffe LLP*

23.1  Consent of Arthur Andersen LLP*

23.2  Consent of Orrick,  Herrington  & Sutcliffe  LLP (See Exhibit
      5.1)*

24.1  Power of Attorney (See page II-4)*

*Previously filed

Item 17.  Undertakings.

      The undersigned Registrant hereby undertakes:

           (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

           (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change to such information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offered range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

           (iii)to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change in the information provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

           (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

           (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the act and will be governed by the final adjudication of such issue.

                            SIGNATURES



      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bannockburn, on the 3rd day of February, 1999.


                                    NEOPHARM, INC.


                                    /s/James M. Hussey
                                    -----------------------------
                                    By:  James M. Hussey
                                    President and Chief Executive
                                    Officer



      PURSUANT  TO  THE  REQUIREMENTS  OF  THE  SECURITIES  ACT  OF  1933,  THIS
REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


      Signature                      Title                          Date


/s/John N. Kapoor             Director, Chairman of the        February 3, 1999
------------------------      Board
   Dr. John N. Kapoor

          *                   Director, President, and         February 3, 1999
------------------------      Chief Executive Officer
   Mr. James M. Hussey        (Principal Executive Officer)

          *                   Director                         February 3, 1999
------------------------
   Dr.Anatoly Dritschilo

          *                   Director, Chief Scientific       February 3, 1999
------------------------      Officer
   Dr. Aquilur Rahman


          *                   Director                         February 3, 1999
------------------------
   Mr. Sander A. Flaum

          *                   Director                         February 3, 1999
------------------------
   Mr. Erick E. Hanson

          *                   Chief Financial Officer          February 3, 1999
------------------------      (Principal Financial
   Mr. Kevin M. Harris        Officer and Principal
                              Accounting Officer)


  *John N. Kapoor
   as power of attorney